Exhibit 99.3

The Hillman Group Merger with Landcadia Holdings III

Investor Conference Call Transcript

January 25, 2021

C O R P O R A T E P A R T I C I P A N T S

Richard Handler, Co-Chairman & President, Landcadia Holdings III

Jim Walsh, Vice-Chairman, Jefferies

Doug Cahill, Chairman, CEO & President, The Hillman Group

Rocky Kraft, Chief Financial Officer, The Hillman Group

P R E S E N T A T I O N

Operator

Hello and welcome to the Landcadia Holdings III and Hillman Group business combination announcement conference call.

If anyone should require Operator assistance, please press star zero on your touch tone telephone. There is a presentation that was publicly filed with the SEC that will accompany today’s discussion. The presentation can also be viewed on Hillman’s website at hillmangroup.com. For everyone on the phone, Landcadia III and Hillman will not be fielding any questions on today’s call.

Before we begin, we will refer you to the forward-looking statements on Slide 1 of the presentation.

I will now turn our conference over to Mr. Richard Handler, Co-Chairman and President of Landcadia III, who will begin on Slide 2. You may begin.

Rich Handler, Co-Chairman & President, Landcadia Holdings III

Hi. My name is Rich Handler, Chairman and CEO of Jefferies, and more importantly, for this transaction I am proud to be Co-Chairman and President of Landcadia III with my partner, Tilman Fertitta.

I’m incredibly excited to share with you this opportunity to invest with Hillman, as we are using our $500 million SPAC to take this leading specialty distributor to amazing retailers public in the capital markets. When we told our SPAC holders and our PIPE investors that we were going to do another transaction, we described the ideal merger candidate, and we said it had several characteristics.

On the phone today is Doug Cahill, the CEO, and Rocky Kraft, the CFO, and they’re going to be taking you through all the details of why Hillman hits every single checkmark that we wanted for an outstanding acquisition target.

First, our dream criteria was, a very important one, was to have a significant moat around a durable entrenched business. As you’ll hear from the team, Hillman is the market leader in complex and compelling categories. They ship to direct-to-store 112,000 SKUs to 42,000 different locations. This is an incredibly entrenched business of critical mass.

They have 1,100 person in-store sales and service teams which are basically partners with their customers, as their products and brands are critical to their retailer success.

We also wanted as a criteria to do a transaction in the public markets a world-class management team that was tested in both good times and bad, and not just capable of running a private company with those challenges, but also ideal to run a public company.

Doug and the team are perfect for this, and you will see why in a couple moments. They’ve operated with excellence in both good environments and bad, they will explain to you how they adapted remarkably through COVID, and what’s more impressive is they’ve navigated through several cycles with an incredibly highly leveraged balance sheet due to being owned by private equity. This is not easy.

Despite the leverage and the market swings, they’ve been able to innovate new products, make smart acquisitions, integrate and grow them significantly, and they’ve combined long-term value creation with a keen sense of urgency. Complete integrity is their hallmark, and they under-promise and over-deliver, which is just what you want in a public company management team.

It was also very important for us to create a company through a merger at the right value perspective. I have personally known the folks at CCMP for quite a while. I have enormous respect for them, and they are great investors. As private equity must do, unfortunately, they had to sell assets to monetize to raise new funds, and they had hired Jefferies to sell this asset. We could tell during the process that they were dragging their feet, as there were an abundance of people who wanted to buy the company, and we could tell CCMP was not anxious to sell.

We asked them why, and they basically said they believed in the management team, the business model, and the future prospects of the company, and they felt it was too early to sell, but they wanted to get a valuation mark to do their next fund.

We agreed that it was an attractive company, so we suggested that perhaps we use a SPAC and take the company public, in which case the management team could execute their plan, and we can participate in the upside, and over time, as the years developed, we could it in an orderly manner to allow them to monetize their position.

They were very excited about that, and this was a great appeal to both Tilman and myself because, clearly, when you sell a world-class organization into the public markets, the first sale at a discount is always the worst sale, but from our perspective and our investors’ perspective, it’s the best time to buy.

Another thing that’s amazing about this company is it has consistent organic growth and visibility into the future, which is an incredibly complicated future, as we all know, given everything that’s happening today. Fifty-five years of the past 56, this company has grown. The only year they didn’t grow was 2009, and they grew EBITDA. Remarkable accomplishment. This is because they had favorable demographic tailwinds that support 6% annual organic sales growth and a 10% Adjusted EBITDA growth. It’s great to have momentum on your side.

We also wanted a company that had a large addressable market. This $45 billion worth of white space to grow is a huge opportunity, and the company will talk about being non-levered and the flexibility that will give them to allow them to take advantage of things they couldn’t do in the past.

The final point on Tilman and my list of points that we wanted to have, and the ideal candidate to take public, was a company that can truly leverage the capabilities of Jefferies in the capital markets. This is really Doug and the team’s chance to show what they can do without a levered balance sheet. They will have full access to the capital markets with Jefferies as their long-term partner.

We believe they’ll be able to use their incredibly strong stock as currency when appropriate, which will also complement other organic growth. This will allow them to build upon the strong foundation that they have worked so hard to achieve over the years.

It's also worth noting that the management team, CCMP, and Jefferies are fully committed to this transaction. No one is taking money out of the transaction, and Jefferies will be committing $25 million of additional money into the PIPE based upon the attractive valuation, and we’ll be partnering alongside a world-class list of PIPE investors.

We are thrilled to be partnering with CCMP and the management in bringing Hillman to the public markets.

I’d like to turn it over to Jim Walsh, our Vice Chairman of Jefferies, who will talk to you in greater detail about the terms of the transaction. Thank you.

Jim Walsh, Vice-Chairman, Jefferies

Thank you, Rich.

On Slide 4 you can see we’re utilizing Landcadia III, a $500 million SPAC vehicle, plus an additional $375 million we have raised in a committed PIPE comprised of high-quality investors, including Wells Capital and Columbia Threadneedle, to complete this transaction. So we expect to have $875 million in total equity proceeds plus a refinancing of Hillman’s debt. We’ll use these proceeds to buy the Company for an enterprise value of 11 times projected 2021 Adjusted EBITDA. Relative to Hillman’s publicly traded comps, this is a great entry price from a value perspective.

Additionally, pro forma for this transaction, Hillman is expected to cut its net leverage by more than half to a ratio of 3.3 times 2020 Adjusted EBITDA. Existing Hillman investors, including CCMP, Doug Cahill and his top team are rolling over all of their equity and will own 49% of the combined company. Landcadia III will own 5% and the remaining float will be split between PIPE investors and public shareholders of (inaudible) Landcadia III.

If you turn to Slide 5, this is what gets us really excited. This is the best-in-class specialty distribution peer group that we're using. If you look across every performance metric, Hillman stands at the very near top. We therefore view 11 times enterprise value off of 2021 EBITDA for Hillman as a great entry price for shareholders, with significant upside to the 20 times median multiple for their peers. Existing Hillman shareholders share that view and are not selling any of their stock in the transaction.

With that, let me turn it over to Doug.

Doug Cahill, Chairman, CEO & President, The Hillman Group

Thank you, Jim.

All of us at Hillman share Landcadia’s excitement for this merger. Let’s start with some background on myself, I started my career at Olin Corporation and ultimately ran a number of their businesses. In 1998, I became CEO of Doane Pet Care Company which was a CCMP portfolio company. We grew it from a $200 million revenue company to $1.3 billion, and eventually sold it to Mars for $1.2 billion. I then ran all of Mars U.S. pet food business. In 2014, I went back to work with CCMP as a Managing Director, where I began running and advising Hillman, for a brief stint as its Interim CEO and then as its Chairman for the past 6-plus years.

In 2019, I joined Hillman full time and added the CEO and President’s role to my Chairman role. I started my career in sales and what I’ve always loved about Hillman is that nothing happens until you sell something. It’s a customer first culture and has been for 56 years.

Looking at Slide 7. Hillman’s story is attractive because we are the dominant player across our core categories and we have a multi-decade record of producing strong returns for our customers and Hillman. Our ability to build value for our shareholders, customers and employees has and will continue to be driven by the competitive moat that we have built around our Company. The moat includes our scale, well-known brands, deep customer relationships, innovation focus, high employee retention and unmatched logistical ability to manage highly complex and SKU intensive product categories. Our moat has been built over 56 years and is extremely hard to replicate, which makes Hillman an indispensable partner to customers in the specialty hardware distribution space.

We are embedded with the winning national retailers in North America. They are winning because they have huge and relevant physical and online footprints. We are unique and we use the term embedded for three reasons.

First, we source, deliver, manage, and service 112,000 SKUs and we ship to over 40,000 locations.

Second, we have 1100 sales and service members in our customers’ stores managing the data, the inventory, the category, and the shelf for and with our customers. On average, these associates have nine years of experience with us and a 95% retention rate. So, as you can see, we’re not talking unemployed kids looking for gas money. They are warriors in the stores and they do an amazing job for our customers.

Lastly, we’ve been selling to our top five customers for 23 years on average. They trust us and rely on us to manage their complexity. Simply put, no one else can do for them what we do. Our products are essential, high margin traffic drivers but very difficult to manage, so we create a seamless, value-add experience for our customers.

Our competitive moat, combined with the fact that we serve the highly resilient repair and remodel end markets, have all cemented our position as a predictable, non-cyclical, market-leading business. This is evident in the consistent record of growth with our organic top line CAGR averaging 6% over the last 20 years.

Looking ahead, we have confidence that our industry tailwinds, market leadership, proven business model and innovation pipeline will allow us to deliver 6% top line and 10% bottom line organic growth. Layering in M&A, we expect 10% top line and 15% bottom line growth in the future.

We have completed six successful acquisitions over the past three years. The entire team and I look forward to continuing value accretion through opportunistic M&A, while preserving the financial flexibility and prudent leverage ratios achieved through this transaction.

Now let’s go to Slide 8. The scale of our operation extends throughout North America. Our top five customers are Home Depot, Lowe's, Walmart, Tractor Supply and Ace Hardware and they have been our partners for the past 23 years. These are the winners in today’s retail environment. Their physical stores are frequently visited destinations for must have, need now products, and they have well developed ecommerce channels for both home delivery and buy on-line, pick up in store.

Since 2017, we have grown Adjusted EBITDA at a 22% CAGR. In 2020 we grew total annual sales organically by 12% to $1.4 billion and increased our Adjusted EBITDA margin by 160 basis points to over 16%.

On Slide 9, half of our business is with Home Depot and Lowe's. We won Vendor of The Year in 2020 at both the Home Depot and Lowe's and here's how we look at it. You bring them value that others can't and you have the basis for a true partnership. We need them and they need us, and that's how you win at Home Depot and Lowe's. If you look at the traditional hardware channel, which is your local hardware store, we have an embedded position with over 12,000 stores, where we directly manage the ordering, shipping and stocking of over 40,000 SKUs.

Never has the power of the Hillman platform been more evident than it was in 2020. Our retailers’ stores were deemed essential and stayed open even in the worst of COVID crisis. Our sourcing and logistics network delivered at over 95% fill rate, which we estimate was 15 points to 20 points higher than our peers.

In the second quarter alone, our service teams made an estimated 98,000 store visits with a 96% attendance level. At many times, our people were the only ones in the stores helping shoppers because it was hard for retailers to mobilize their own labor. Our performance during this crisis positions us for further share gains with our customers that has already started to show up in our financial results. As you can see, I am really proud of what our folks were able to accomplish this past year.

On Slide 10, we are the number one market leader in each of our core categories, which include hardware solutions, protective solutions, and robotics and digital solutions. Think about hardware solutions as nuts and bolts, fasteners and screws of all kind, and builders hardware. Protective solutions is work gear, it's gloves, it's PPE and safety products. And then you have our robotics and digital solutions where our installed machines and robots duplicate keys and fobs, personalize pet tags, sharpen knives and perform other in-demand services.

Please turn to Slide 11. In hardware solutions, we do over $700 million of sales a year in that category. Since 2017, we have grown it at an 8% organic CAGR. Our competitive moat is our powerful sourcing and logistics network where we ultimately ship 61,000 SKUs to 23,000 retail stores, with 82% of those shipments going directly to the store and managed by our army of 1100 employees in stores every day. Some of our national retailers don't have any fastenings in their distribution center because we ship straight to the retail stores, just like we do at the traditional hardware stores. Shipping directly to the retailer stores with our own sales and service people in the stores is the Hillman differentiator.

Looking at Slide 12. We got into the PPE business with the acquisition of Big Time Products in 2018. We actually liked masks and gloves before everybody was wearing them. We have a very experienced team here with a strong design-driven culture. With 15% organic CAGR over the last three years, this was a great acquisition and we’re very proud of this business.

Moving to our robotics and digital solutions on Slide 13. We have designed, built, and deployed 32,500 of our robotic key cutting and engraving machines in retail stores today that we own, service, and manage.

We have a full-service key cutting machine as well as self-serve machines such as our minuteKEY key cutting kiosks. We duplicate 116 million keys a year, compared to the next largest duplicating competitor less than 10 million a year.

We also have our smart auto key fob business, which allows for the replacement of smart key fobs for half the typical price that a typical car dealership charges. RDS is our most profitable segment at 29% EBITDA margin and we have invested heavily to expand our moat and fuel even more profitable growth in this segment with $120 million in capital spent since 2016. We’re excited about what we think we can do with our leadership position and new innovations in our robotics and digital solution business going forward.

On Slide 14. Over the past several decades, we have earned our customers’ trust to expand our moat throughout the store with more products. We have done this both organically as well as through M&A. Our products are customer favorites because they drive foot traffic, provide recurring revenue, and are always in the top margin quartile for our retailers. Our products are also really hard to manage and our retailers trust us to do that for them. When we think about the future, we are bullish because there are many adjacent categories to cover, more aisles to manage, and more robotic kiosks to install.

Turning to Slide 15. The positive testimony we have received from our customers underpins the various awards we continue to win with them. In February of 2020, we won Ace Vendor of the Year for the first time in 56 years. In 2020, we won Do it Best Vendor of the Year and Tractor Supply Vendor of the Year for the second year in a row. Hillman won vendor of the year at both Lowe's and Home Depot in 2020. I am sure there has been a company who has won both in the same year but I don’t know of one.

Please turn to Slide 16. Our business is truly cycle-tested. We have grown organically in 55 of the past 56 years, which to me is an amazing feat. While the only year we did not grow top line organically was the deep recession year of 2009, we were still able to grow EBITDA 10% and expand our margins that year. More importantly, this is where you can really see the resilience of our repair and remodel focus. If we were tied to new housing starts, we would likely have been down closer to 50% versus 5% decline that we saw in 2009.

We have lots of ways to grow our business going forward as highlighted on Slide 18. According to a third-party industry report, the market we operate in is expected to grow at a 4% CAGR from 2020 through 2024, so we have strong industry tailwinds. We also have lots of whitespace to grow with our existing customers. We can do this by growing in underpenetrated product categories and expanding our ecommerce capabilities to better serve the evolving models of our customers, including Amazon. We will also leverage innovation where we have a robust pipeline of products coming to markets as we speak here today. M&A is another growth vector where we have a large pipeline of opportunities and now the balance sheet to pursue them.

I’ll spend a minute on some of these growth levers starting on Slide 19. As far as our industry, we see a $45 billion total addressable market, which breaks down into three buckets.

First, existing products and channels, which accounts for $6 billion of this opportunity.

Second, category expansions like the $15 billion safety market. It’s really attractive to us because our customers have encouraged us to further penetrate this market and over the past year we expanded our business in multiple categories in that segment.

Third, we see adjacent categories like plumbing, electrical, and paint supplies collectively representing another $20 billion of opportunity. These are all highly profitable growth areas with our existing customer base.

We’re really excited about recent home trends, which are providing a favorable backdrop for all these product categories. When you think about suburban migration trends and millennials buying homes, we see solid tailwinds. Our customers agree with us that it’s not just a 2020 trend. We’ve always been focused on the repair and remodel markets and believe it is a multi-year tailwind for our industry. The DIYer and Pro have always been Hillman’s focus.

On Slide 20, let's talk about our Innovation Engine, starting with Power Pro. It's a premium brand we own. Think about it as deck screws, drywall screws and concrete screws. We introduced it in 2001, but in 2014 we put serious marketing and engineering muscle behind improving the product. Our CAGR is over 20% since 2014, and we think sales could more than double by 2025. It's a great brand story and we’re really excited about the opportunity.

Moving to gloves on Slide 21, our Firm Grip brand is the fastest growing brand of gloves in America. Three years ago, Firm Grip brand wasn’t in the top 10 for unaided awareness and today it’s number one. We've doubled the sales of Firm Grip over the past three years, and now we've extended the brand into safety and work gear. I've managed number one global brands on four occasions in in my career so I can tell you this brand has a great future.

On Slide 22, Resharp is an automated robotic knife sharpening technology we recently acquired and there has never been a robotic machine like it. When we bought the business in 2019, the founder had an amazing idea but he didn’t know how to manufacture it, sell it or service it. Hillman had the world class manufacturing, customer relationships and in-store reps to quickly commercialize this product. When we showed this product to Ace senior management, they asked us how fast we could get 3,000 machines in their stores. So now, they are going to be our launch partner. The reason Ace is so excited about this machine is because they have knife sharpening service today but it’s in a van out in the parking lot done manually by a third party. The consumer experience with this machine is amazing. The knives come out looking like they’re factory new and the first machines produced at our Tempe, Arizona plant are being shipped to ACE this month.

Turning to Slides 23 and 24. M&A is and will continue to be a key tool for our expansion. We have an established brand that other businesses want to be part of. When we think about acquisitions, we first make sure they bring something to our customers that others can't, and we then make sure they have business models that we can make financially accretive to ours. After picking strong candidates, we then build our moat around them. Our Big Time and minuteKEY acquisitions in 2018 are prime examples of our M&A success, in which we roughly doubled the acquired EBITDA of each business in only two years.

We are extremely proud of these accomplishments and all of the acquisitions we’ve completed. Going forward, we will continue to do acquisitions that fit our strategy and are financially accretive. We will use a combination of cash on hand, debt, synergies, earn-outs and equity to execute M&A while not hurting our future financial flexibility or our credit ratios.

Moving to Slide 25. I am truly grateful for my leadership team. I have been personally involved in hiring each of these experienced operators. Rocky Kraft ran Omnicare, Jon Michael ran Crown Bolt, and Randy Fagundo has run kiosk businesses for 30 years. Scott Ride has run two Canadian divisions for Husqvarna and Electrolux. The other piece I admire about this team is that Kim Corbitt, who runs our human resources, and Steve Brunker, our CIO, both started their careers in sales. It was so important to me in the interview because at Hillman, remember, nothing happens until you sell something. We are focused on the customer, and that is what I love about this team and this company.

I will now turn the call over to Rocky Kraft, our CFO, who will provide further details on our financials and the business.

Rocky Kraft, Chief Financial Officer, The Hillman Group

Thanks, Doug.

As a little bit of my background and as Doug mentioned, I ran Omnicare. I started my career with PWC and was there for 18 years, with the last six as an Audit Partner. In 2010, I went to work for Omnicare as their CFO until we sold the company to CVS for $13 billion, where I stayed on for a couple of years. In 2017, I came to Hillman. The excitement to me about Hillman was coming back to the center of a company where we could make decisions, do accretive M&A, and really move the needle in the business, which is what we have done over the last several years.

Please turn to Slides 27 and 28 as we take a deeper look at the financials. Doug hit on this previously, but I would like to reiterate that our business is very resilient. We perform with consistency and are well positioned to drive growth in the future. Over the past 20 years we have delivered a long-term top line organic CAGR of 6%. Our recent growth over the past three years of 17.7% top line and 22.2% Adjusted EBITDA gives us a ton of confidence that we can hit our target organic CAGRS of 6% for revenue and 10% for EBITDA through 2025 and when adding M&A, 10% top line and 15% Adjusted EBITDA.

Our conviction is reinforced by our strong finish to 2020, with preliminary fourth quarter results exceeding our expectations and demonstrating strong momentum into year end. Preliminary 2020 full year Adjusted EBITDA of $221 million increased 24%, which was double the rate of sales growth. Free cash flow grew by an even more impressive 46% to $176 million, partly reflecting a wind down of strategic Capex investments, which I’ll discuss in a moment.

Looking ahead through 2022, we're projecting CAGRs of roughly 5% for sales and 9% for EBITDA, which does not include future acquisitions. We have taken a cautious view in our projections, particularly as it relates to the market growth in the business, because we are coming off a really strong 2020. We believe that the combination of market growth and share gains from our unique model will propel this business to 6% long term organic sales growth. This sales growth, along with a mix shift to more profitable service-related offerings and some leveraging of SG&A, will allow us to grow EBITDA 10%, excluding M&A.

Moving to Slide 29. This business has a very attractive forward cash flow profile. As I mentioned earlier, the trajectory of our cash flow is strong following the completion of several significant investments. Over the last five years, we have deployed about $300 million in high-return Capex projects to position the Company for future growth, particularly in our higher margin businesses.

First, we invested in the robotics space around our key cutting machines. These machines all provide recurring revenue and have very few capital requirements for many years.

Second on the list is data analytics. We continue to stay ahead of our competition with best-in-class data in areas like retail analytical tools that are used by our sales and our service teams to efficiently manage inventory at customer locations.

Third, we have invested in our distribution network to more efficiently ship our products. As we look to the future, any capital around our distribution centers will be targeted investments to support the growth of the business.

Fourth, we finished the implementation of our company-wide ERP in 2019.

In addition, cash costs associated with restructuring, as well as planned investments to modernize, reduce costs and streamline operations are largely behind us. With all these investments now largely complete, and dramatic interest savings from the reduction in our debt levels, we expect our future free cash flow generation will be dramatically better.

Looking forward, we anticipate maintenance Capex of under $20 million annually at about 1% of sales. We will allocate cash generated by our business on M&A and select high-return projects while preserving our balance sheet strength. We plan to invest about $40 million per year in higher ROI growth Capex, which is primarily focused on the installment of high-margin robotic machines at customer locations, with short payback periods. As an example, our robotic kiosks target a payback period of two years or less, and many of the machines we are building today are returning even quicker paybacks.

Turning to Slide 30. At Hillman, we have managed effectively in the 7 times plus leverage space for a long time. We are very excited as a team about the expected 50% reduction in our net debt to 3.3 times 2020 Adjusted EBITDA and estimated interest expense savings of $50 million annually, resulting in a healthier balance sheet and better optionality upon the consummation of this transaction. It will not only allow us to run the business better, but it will allow us flexibility to use our balance sheet for accretive M&A. Having said this, we are committed to not increasing our leverage levels from where they will be at closing.

I’ll wrap up the financial discussion on Slide 31. Our analysis anticipates 4% market growth over the next several years. This model assumes modest market growth, which we view as highly achievable following our 20-year CAGR of 6%. Then we assume we grow our share with annual wins with our existing customers in excess of $20 million each year. We see the rollout of new products as sales drivers flowing through to EBITDA, and we expect that the mix of our business, along with some modest operating leverage, should expand margins over the forecasted period.

Our history provides significant confidence in our organic targets of 6% net sales and 10% Adjusted EBITDA CAGRs through 2025, and we plan to continue with strategic M&A to drive those targets to 10% sales and 15% Adjusted EBITDA CAGRs over the forecasted period.

With that, I'm going to turn it back over to Doug.

Doug Cahill, Chairman, CEO & President, The Hillman Group

Thanks, Rocky.

In summary on Slide 32, we are deeply embedded as a strategic partner to our retailers and we have a moat around our business that is hard to replicate. One of our key advantages is our 1,100 employees who directly operate in our customers’ stores. These folks are warriors and amaze our customers every single day. Our strength is a testament to the hard work of our team. We are fortunate to excel in the categories and the 112,000 SKUs that we manage and service with and for our customers. The bottom line is that we create a seamless, value added experience for our customers.

As we look ahead, we’re experiencing strong trends in our core markets that we believe are here for the long term. Beyond market growth, we have a ton of growth to capture in expanding our existing products as well as with new products and new adjacent markets, organically and with M&A. Our newly invested infrastructure and capital structure should support our strategy as we look forward to continuing our long and proven track record of success as a public company.

Thank you for taking time to listen to our story and we look forward to speaking with you in the near future.

Operator

Thank you. This does conclude today’s conference call. You may disconnect your lines as this time and thank you for your participation.